Exhibit 99.1

Evogene Reports First Quarter 2025 Financial Results

Conference call and webcast: today, May 21, 2025, 9:00 am ET

Financial Highlights:

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In the first quarter of 2025, total revenues were approximately $2.4 million, compared to approximately $4.2 million in the first quarter of 2024. The first quarter of 2024 revenues included license fee payments totaling $3.5 million - $2.5 million from Lavie Bio’s license fee under its collaboration with Corteva, and $1.0 million from AgPlenus’ license fee under its collaboration with Bayer. The primary driver of revenue in the first quarter of 2025 was an increase in seed sales by Casterra.

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During the fourth quarter of 2024 and the beginning of 2025, Evogene established an expense reduction plan which is expected to be completed by the second quarter of 2025. This reduction in expenses is already partially reflected in the financial results of the first quarter of 2025.

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In the first quarter of 2025, total R&D expenses were approximately $3.2 million, compared to approximately $4.8 million in the first quarter of 2024. This decrease is mainly due to the decrease in Biomica's and Lavie Bio's R&D activity.

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In the first quarter of 2025, total Sales & Marketing expenses were approximately $0.6 million compared to approximately $1.0 million in the first quarter of 2024. This decrease is mainly due to the decrease in Lavie Bio’s S&M activity.

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In the first quarter of 2025, total Operating expenses net were approximately $5.0 million, compared to approximately $8.0 million in the first quarter of 2024. This decrease is mainly due to the decrease in Lavie Bio’s and Biomica’s operating activity.

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Evogene announced on April 21, 2025 the acquisition of most of the activity of Lavie Bio by ICL, for $15.25 million. In addition, ICL will acquire MicroBoost AI for Ag, for approximately $3.5 million. Lavie Bio will redeem the SAFE investment, made by an ICL affiliate. Acquisition completion is expected during Q2 2025, following satisfactory completion of customary closing conditions. This transaction is expected to generate value for Evogene both directly, through the sale of MicroBoost AI for Ag and indirectly, through dividends, as Evogene will remain a major shareholder in Lavie Bio.

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As of the end of the first quarter of 2025, the company’s cash and short-term bank deposits balance was approximately $9.8 million, including approximately $5.5 million attributable to Biomica. This cash balance does not reflect approximately $2.0 million due from Casterra's outstanding customers, the majority of which were received in the second quarter of 2025. It also excludes the expected proceeds from the sale of Lavie Bio’s assets and the MicroBoost AI for Ag tech-engine to ICL, a transaction expected to close in the second quarter of 2025 subject to completion of customary closing conditions.

Rehovot, Israel – May 21, 2025 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), a leading computational biology company aiming to revolutionize the development of life-science-based products, today announced its financial results for the first quarter ended March 31, 2025.

Mr. Ofer Haviv, Evogene’s President and CEO, stated: “As part of our ongoing strategy to build a more capital-efficient and value-driven business model, Evogene is focusing on two key priorities: unlocking the full potential of our ChemPass-AI tech-engine in the pharmaceutical sector, and generating cash flow and strategic value from our subsidiaries. These efforts are designed to accelerate near-term monetization opportunities while reinforcing our long-term growth trajectory.

We’ve made significant progress in advancing ChemPass-AI tech-engine, our proprietary AI platform for small molecule drug discovery. Over the past quarter, we sharpened its value proposition for the pharma and biotech industries, with a clear focus on addressing a core challenge—designing highly potent, novel compounds that meet complex multi-parameter requirements. An example of our unique ChemPass-AI offering is the foundation model developed in collaboration with Google Cloud, at the core of our lead-optimization activity. Trained on an unparalleled dataset of approximately 38 billion molecules, this model expands our ability to discover structurally unique and clinically relevant compounds, significantly improving the likelihood of success in preclinical and clinical stages. This positions ChemPass-AI as a differentiated and commercially attractive solution for pharma partners seeking next-generation discovery capabilities.

In parallel, we are taking concrete steps to generate value from our subsidiaries. In April, we announced the acquisition of the majority of Lavie Bio’s operations by ICL. This transaction is expected to generate value for Evogene in two ways: directly, through the sale of MicroBoost AI for Ag and indirectly, through dividends. We can also envision long-term upside for Evogene from certain existing collaboration agreements which remain in Lavie Bio and are not part of the transaction. We continue to explore similar strategic opportunities across our subsidiary portfolio, with the goal of unlocking shareholder value and supporting our broader mission through disciplined execution.

We are confident that these strategic initiatives will drive sustainable growth and position Evogene for long-term success in the evolving life sciences landscape,” Mr. Haviv concluded.

Subsidiaries Updates:

Lavie Bio Ltd. – a leading ag-biologicals company that develops microbiome-based, novel bio-stimulant and bio-pesticide products, utilizing Evogene’s MicroBoost AI tech-engine.

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April 21, 2025 – announced the acquisition of most of the activity of Lavie Bio by ICL, for $15.25 million in value. In addition, ICL will acquire MicroBoost AI for Ag, for approximately $3.5 million. Lavie Bio will redeem the prior SAFE investment, made by an ICL affiliate.

-	Acquisition completion is expected during Q2 2025, following completion of customary and regulatory closing conditions.

Casterra Ag Ltd. – focuses on developing integrated solutions for large-scale castor bean farming, utilizing GeneRator AI tech-engine.

-	Delivery of approximately 250 tons of castor seeds to a partner in Africa — surpassing the approximately 215 tons delivered in entire 2024.

-	Strengthening the sales team in Brazil and initial execution of a new marketing and sales strategy.

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Castor farming proof of concept trials for grain (not seed) to be sold to castor crushing factories, in Kenya and Brazil, with local partners. Trials are underway in all locations, with initial results expected in Q3 2025.

AgPlenus Ltd. – specializes in developing novel and sustainable crop protection products, utilizing Evogene’s ChemPass AI tech-engine.

-	February 2025 - discovery of a new mode of action for fungicides against Septoria in wheat.

-	Advancement in the discovery phase with the identification of promising candidate compounds targeting the new MoA.

Biomica Ltd. – a clinical-stage biopharmaceutical company developing innovative microbiome-based therapeutics, utilizing Evogene’s MicroBoost AI tech-engine.

-	BMC128 - Phase I clinical study is progressing. New data shows early signs of monotherapy effectiveness, through immune activation within 14 days.

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Obesity and Longevity - initial computational analyses indicate that microbiome-based solutions can be effectively designed and developed. Early-stage discussions taking place to evaluate potential partnerships.

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Additional funding is required for Phase II of the clinical study. An expense reduction plan has been established, to be completed by Q3 2025. Expense reduction is already reflected in Biomica's financial results of Q1 2025.

Financial Highlights:

Cash Position: As of March 31, 2025, Evogene held consolidated cash, cash equivalents, and short-term bank deposits of approximately $9.8 million, compared to approximately $15.3 million as of December 31, 2024. This cash balance does not reflect approximately $2.0 million due from Casterra’s outstanding customers, the majority of which were received in the second quarter of 2025. Excluding Lavie Bio and Biomica, Evogene and its other subsidiaries used approximately $3.0 million in cash during the first quarter of 2025.

Revenue: Revenues for the first quarter of 2025 were approximately $2.4 million, a decrease from approximately $4.2 million in the same period of the previous year. This decline was primarily due to revenues recognized in 2024 from Lavie Bio's license agreement with Corteva and AgPlenus’s license agreement with Bayer. In 2025, revenues were mainly driven by Casterra’s increased seed sales.

R&D Expenses: Research and development expenses for the first quarter of 2025 were approximately $3.2 million, a significant decrease from approximately $4.8 million in the same period of the previous year. The decrease in expenses in 2025 was mainly due to lower research and development expenses in Biomica and Lavie Bio compared to the same period the previous year, as well as the closure of Canonic’s operations during the first half of 2024.

Sales and Marketing Expenses: Sales and marketing expenses decreased to approximately $645 thousand in the first quarter of 2025 compared to approximately $992 thousand in the same period last year. The decrease was primarily driven by a reduction in Lavie Bio’s sales and marketing activities this year.

General and Administrative Expenses: General and administrative expenses decreased to approximately $1.3 million in the first quarter of 2025, compared to approximately $1.7 million in the same period last year. The decrease was primarily attributable to reduced expenses related to Lavie Bio and Evogene, as well as the closure of Canonic’s operations during the first half of 2024.

Other Expenses (Income): Other income of approximately $191 thousand was recorded in the first quarter of 2025 as part of the accounting treatment related to a sub-lease agreement. The decision to cease Canonic’s operations in the first half of 2024 resulted in other expenses of approximately $0.5 million, primarily due to the impairment of fixed assets recorded in the first quarter of 2024.

Operating Loss: Operating loss for the first quarter of 2025 remained stable at approximately $4.1 million, similar to the operating loss reported in the first quarter of 2024.

Financing Income / Expenses: Net financing income for the first quarter of 2025 was approximately $1.1 million, compared to net financing income of approximately $241 thousand in the same period last year. The increase was primarily due to the accounting treatment of pre-funded warrants and warrants issued in Evogene’s August 2024 fundraising.

Net Loss: The net loss for the first quarter of 2025 was approximately $3.0 million, compared to approximately $3.8 million in the same period last year. The $0.8 million decrease in net loss was primarily due to reduced operating expenses and increased net financing income, partially offset by decreased revenues, as noted above.

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For the financial tables click here.

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Conference Call & Webcast Details: Wednesday, May 21, 2025, 9:00 AM EST 4:00 PM IDT

To join the Zoom conference, please register in advance here

 Webcast & Presentation link available at:

https://evogene.com/investor-relations/

About Evogene Ltd.

Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence, aiming to revolutionize the development of life-science based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.

Evogene established three unique tech-engines – MicroBoost AI, ChemPass AI and GeneRator AI. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its four subsidiaries including:

•	Biomica Ltd. (www.biomicamed.com) – developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;

•	Lavie Bio (www.lavie-bio.com) – developing and commercially advancing, microbiome based ag-biologicals powered by MicroBoost AI;

•	AgPlenus Ltd. (www.agplenus.com) – developing next generation ag-chemicals for effective and sustainable crop protection powered by ChemPass AI; and

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Casterra Ag (www.casterra.co) – developing and marketing superior castor seed varieties producing high yield and high-grade oil content, on an industrial scale for the biofuel and other industries powered by GeneRator AI.

For more information, please visit: www.evogene.com.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when they discuss the expected closing of the Lavie Bio – ICL transaction and the expected proceeds from such transaction and generation of value and long-term upside to Evogene,  expected completion of Evogene’s and Biomica’s expense reduction plans and savings therefrom, ChemPass-AI being a differentiated and commercially attractive solution for pharma partners, Evogene’s strategic initiatives, including achieving value from its subsidiaries, and their expected outcome to drive sustainable growth and position Evogene for long-term success in the evolving life sciences landscape, the timing of Casterra’s trial results and Biomica’s ability to raise funds which are required for Phase II of clinical study. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance, or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investors Relations Contact:

Email: ir@evogene.com

Tel: +972-8-9311901

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2025	2024
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,495	$15,301
Short-term bank deposits	2,354	10
Trade receivables	2,640	1,091
Other receivables and prepaid expenses	651	2,064
Deferred expenses related to issuance of warrants	1,209	1,304
Inventories	2,152	1,819

	16,501	21,589
LONG-TERM ASSETS:
Long-term deposits and other receivables	162	12
Investment in an associate	80	82
Deferred expenses related to issuance of warrants	1,505	1,735
Right-of-use-assets	2,480	2,447
Property, plant and equipment, net	1,621	1,804
Intangible assets, net	11,955	12,195

	17,803	18,275

TOTAL ASSETS	$34,304	$39,864

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$592	$1,228
Employees and payroll accruals	1,622	1,869
Lease liabilities	670	589
Liabilities in respect of government grants	353	323
Deferred revenues and other advances	209	360
Warrants and pre-funded warrants liability	1,169	2,876
Convertible SAFE	10,371	10,371
Other payables	613	1,079

	15,599	18,695
LONG-TERM LIABILITIES:
Lease liabilities	1,922	1,914
Liabilities in respect of government grants	4,302	4,327
Deferred revenues and other advances	86	90

	6,310	6,331

TOTAL LIABILITIES	$21,909	$25,026

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0. 2 par value: Authorized − 15,000,000 ordinary shares; Issued and outstanding – 6,672,173 ordinary shares on March 31, 2025 and 6,514,589 ordinary shares on December 31, 2024	372	363
Share premium and other capital reserves	272,641	272,257
Accumulated deficit	(276,658)	(274,071)

Equity attributable to equity holders of the Company	(3,645)	(1,451)

Non-controlling interests	16,040	16,289

TOTAL EQUITY	12,395	14,838

TOTAL LIABILITIES AND EQUITY	$34,304	$39,864

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

	Three months ended March 31,		Year ended December 31,
	2025	2024	2024
	Unaudited

Revenues	$2,444	$4,190	$8,511
Cost of revenues	1,614	310	2,683

Gross profit	830	3,880	5,828

Operating expenses (income):

Research and development, net	3,208	4,801	16,648
Sales and marketing	645	992	3,425
General and administrative	1,294	1,654	7,441
Other expenses (income)	(191)	519	524

Total operating expenses, net	4,956	7,966	28,038

Operating loss	(4,126)	(4,086)	(22,210)

Financing income	1,603	407	7,546
Financing expenses	(464)	(166)	(3,342)

Financing income, net	1,139	241	4,204

Share of loss of an associate	2	-	39

Loss before taxes on income	(2,989)	(3,845)	(18,045)
Taxes on income	-	-	9

Loss	$(2,989)	$(3,845)	$(18,054)

Attributable to:
Equity holders of the Company	(2,587)	(3,863)	(16,485)
Non-controlling interests	(402)	18	(1,569)

	$(2,989)	$(3,845)	$(18,054)

Basic and diluted loss per share, attributable to equity holders of the Company (*)	$(0.38)	$(0.76)	$(2.89)

Weighted average number of shares used in computing basic and diluted loss per share (*)	6,798,173	5,083,116	5,697,245

(*) Shares and per share amounts have been retroactively adjusted to reflect the 1:10 reserve stock split and the changes in par value from NIS 0.02  to par value of NIS 0.2, effected on July 25, 2024.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2025	2024	2024
	Unaudited

Cash flows from operating activities:

Loss	$(2,989)	$(3,845)	$(18,054)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization of property, plant and equipment and right-of-use-assets	339	426	1,530
Amortization of intangible assets	240	245	974
Share-based compensation	316	539	1,795
Remeasurement of Convertible SAFE	-	(25)	3
Net financing income	1	(194)	(689)
Loss from sale of property, plant and equipment	-	519	524
Gain from deduction of right-of-use asset and subsequent
investment in sub-lease asset	(191)	-	-
Excess of initial fair value of pre-funded warrants over transaction proceeds	-	-	2,684
Amortization of deferred expenses related to issuance of warrants	326	-	471
Remeasurement of pre-funded warrants and warrants	(1,477)	-	(6,529)
Share of loss of an associate	2	-	39
Taxes on income	-	-	9

	(444)	1,510	811
Changes in asset and liability items:

Increase in trade receivables	(1,549)	(182)	(734)
Decrease (increase) in other receivables and prepaid expenses	1,467	(179)	925
Increase in inventories	(333)	(640)	(1,743)
Decrease in trade payables	(515)	(685)	(596)
Decrease in employees and payroll accruals	(247)	(105)	(668)
Increase (decrease) in other payables	(466)	(61)	62
Decrease in deferred revenues and other advances	(155)	(71)	(559)

	(1,798)	(1,923)	(3,313)

Cash received (paid) during the year for:

Interest received	95	171	934
Interest paid	(46)	(23)	(67)
Taxes paid	-	-	(11)

Net cash used in operating activities	$(5,182)	$(4,110)	$(19,700)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2025	2024	2024
	Unaudited

Cash flows from investing activities:

Purchase of property, plant and equipment	$(122)	$(141)	$(626)
Proceeds from sale of property, plant and equipment	-	10	58
Proceeds from finance sub -lease asset	2	-	-
Proceeds from short-term bank deposits	-	1,210	27,340
Investment in short-term bank deposits	(2,326)	(5,441)	(17,150)

Net cash provided by (used in) investing activities	(2,446)	(4,362)	9,622
Cash flows from financing activities:

Proceeds from issuance of ordinary shares, pre-funded warrants and warrants	-	-	5,500
Proceeds from issuance of ordinary shares, net of issuance expenses	-	3	123
Repayment of lease liabilities	(143)	(231)	(901)
Proceeds from government grants	106	-	232
Repayment of government grants	(122)	(139)	(298)

Net cash provided by (used in) financing activities	(159)	(367)	4,656

Exchange rate differences on balances of cash and cash equivalent balances	(19)	(18)	(49)

Decrease in cash and cash equivalents	(7,806)	(8,857)	(5,471)

Cash and cash equivalents at the beginning of the period	15,301	20,772	20,772

Cash and cash equivalents at the end of the period	$7,495	$11,915	$15,301

Significant non-cash activities

Purchase of property, plant and equipment	$-	$22	$120
Right-of-use asset recognized with corresponding lease liability	$207	$130	$2,307
Exercise of pre-funded warrants	$229	$-	$2,289
Derecognition of property, plant and equipment under a finance lease	$13	$-	$-
Investment in affiliated company with corresponding deferred revenues	$-	$120	$120